UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

Current Report Pursuant to Section 13 or 15(d) of

The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 14, 2005

SAXON CAPITAL, INC.
(Exact name of registrant as specified in its charter)

_____

Maryland	**000-50945**	**30-0228584**
(State or other jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

4860 Cox Road, Suite 300	**23060**
Glen Allen, Virginia	(Zip Code)
(Address of principal executive offices)	

Registrant's telephone number, including area code **(804) 967-7400**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01. Regulation FD Disclosure

      Saxon Capital, Inc. (the "Company") is furnishing the text of presentation materials, included as Exhibit 99.1 to this report, pursuant to the Securities and Exchange Commission's Regulation FD. The materials also will be posted to the Company's website at www.saxoncapitalinc.com. The presentation materials were prepared to be used by Company management beginning on September 14, 2005 at the ABS East 2005 conference in Boca Raton, Florida (the "Conference") in meetings with institutional investors during the Conference. This information is furnished pursuant to Item 7.01 of Form 8-K and shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to liability under that section, nor shall it be deemed incorporated by reference into any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing. By filing this report on Form 8-K and furnishing this information, the Company makes no admission as to the materiality of any information in this report that is required to be disclosed solely by reason of Regulation FD.

Item 9.01. Financial Statements and Exhibits

(c) Exhibits

99.1 Text of presentation materials

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SAXON CAPITAL, INC.

Date: September 14, 2005

By: /s/ Carrie J. Pettitt

Carrie J. Pettitt
Vice President and Controller

INDEX TO EXHIBITS

<u>Exhibits</u>

Exhibit 99.1   Text of presentation materials.

EXHIBIT 99.1





September 2005



FORWARD LOOKING STATEMENTS

Certain information contained herein may constitute "forward-looking statements" pertaining to management projections of future initiatives and results. Readers are cautioned that while management believes its projections to be accurate, actual results and the timing of certain events could differ materially from those projected in or contemplated by the forward-looking statements due to a number of factors, such as changes in overall economic conditions and interest rates, changes in capital market and competitive conditions applicable to our, and changes in the applicable legal regulatory environment.




Robert B. Eastep, CPA
Executive Vice President
Chief Financial Officer

Saxon Capital, Inc.
4880 Cox Road
Glen Allen, VA 23060
Telephone: (804) 967-8180
Cell: (804) 512-5647
Facsimile: (804) 217-7779
E-mail: EastepR@saxonmtg.com



David Dill
President

Saxon Mortgage Services, Inc.
4708 Mercantile Drive North • Fort Worth, TX 76137-3605
(817) 665-7200 • Fax (817) 665-7509
Direct (817) 665-7309 • email: DillD@saxonmsi.com



Ernest G. Bretana
Senior Vice President
Capital Markets

Saxon Capital, Inc.
4860 Cox Road, Suite 300
Glen Allen, Virginia 23060
Telephone: (804) 967-7826
Cell Phone: (804) 400-8769
Facsimile: (804) 217-7534
E-mail: bretanae@saxonmtg.com



Bobbi J. Roberts
Vice President
Investor Relations

Saxon Capital, Inc.
4880 Cox Road
Glen Allen, Virginia 23060
Telephone: (804) 967-7879
Facsimile: (804) 217-7708
E-mail: Robertsb@saxonmtg.com



INFORMATION & WHERE TO FIND IT

- Corporate presentations, company financials, corporate SEC filings and other useful links can be found at **www.saxoncapitalinc.com** (click on Corporate and then the Investor Relations section).

- Underwriting guidelines, matrices and product profiles can be found at **www.esaxon.com/wholesale/index.jsp** (under Matrices).

- Securitization program (SAST) information can be found at **www.saxonmortgage.com/securitization/**. Information available includes:

  - Pricing information and the prospectus for our transactions
  - Remittance statements and transaction profile reports
  - Monthly CPR analysis and actual vs. pricing CPR
  - Quarterly loss reports and loss severity report
  - Prepayment penalty collection and roll rate information





SAXON COMPANIES

Saxon Capital, Inc.SM
Saxon Funding Management, Inc. (QRS)
Saxon Capital Holdings, Inc. (TRS)
SASCO (ABS Issuer)
Saxon Mortgage, Inc.®
A nationally recognized wholesale and correspondent mortgage lending company
America's MoneyLine®
a Saxon Capital, Inc.SM Company
A retail origination platform leveraging a national mortgage lending branch network and online lending alliances
Saxon Mortgage Services, Inc.SM
A premier mortgage servicing company



CONDENSED CONSIDATED BALANCE SHEET

	30-Jun-05	31-Dec-04
Assets:		
Cash	$10,950	$12,852
Accrued interest receivable	55,847	56,132
Trustee receivable	135,424	112,062
Mortgage loan portfolio	6,184,625	6,027,620
Allowance for loan loss	-36,278	-37,310
Net mortgage loan portfolio	6,148,347	5,990,310
Restricted cash	204,811	1,495
Servicing related advances	136,974	113,129
Mortgage servicing rights, net	129,040	98,995
Real estate owned	23,808	24,860
Derivative assets	17,279	11,801
Deferred tax asset	43,234	27,825
Other assets	55,159	89,870
Total assets	**$6,960,873**	**$6,539,131**
Liabilities:		
Accrued interest payable	$6,909	$8,045
Dividends payable	—	28,909
Warehouse financing	261,105	600,646
Securitization financing	6,023,203	5,258,344
Derivative liabilities	2,793	1,809
Other liabilities	17,596	22,449
Total liabilities	**$6,311,606**	**$5,920,202**
Commitments and contingencies – Note 9		
Shareholders' equity:		
issued and outstanding: 49,902,501 and 49,849,386 as of June 30, 2005 and December 31, 2004, respectively	499	498
Additional paid in capital	627,456	625,123
Accumulated other comprehensive income (loss), net of tax effect of $(1,595) and $2,446	911	-3,842
Net retained earnings (accumulated deficit):		
Cumulative dividends declared	-142,523	-114,641
Retained earnings	162,924	111,791
Net retained earnings (accumulated deficit)	20,401	-2,850
Total shareholders' equity	**649,267**	**618,929**
Total liabilities and shareholders' equity	**$6,960,873**	**$6,539,131**

Data as of 6/30/2005

 SAXON STRATEGY

- Saxon is building a high-quality non-conforming mortgage loan portfolio
  - Portfolio accounting
  - Holder of the first loss/residual risk (below BBB – credit risk)
  - Proactively manage the credit risk through our "Life of the Loan Credit Risk Management" philosophy
  - Nine years of performance history in our enterprise data wholesale
- Improve efficiencies and reduce costs
  - August release of I-deals (Saxon's new automated underwriting engine)
  - New retail and wholesale operations structure
- Grow 3rd party servicing
  - Managed growth
  - New servicing center added in Virginia
- Evaluating product offerings
  - Market driven guidelines





OWNED PORTFOLIO GROWTH

$7,000
$6,000
$5,000
$4,000
$3,000
$2,000
$1,000
$0
2001
2002
2003
2004
YTD 2005
$4,297
= 70%
$1,808
= 30%
REMIC
Owner Trust

Data as of 6/30/2005











PROVEN TRACK RECORD

Diluted EPS
($0.22)
$0.94
$2.16
$2.89
$1.01
2001 (Q3-Q4)
2002
2003
2004
YTD 2005
Return on Equity
-2.1%
10.2%
20.6%
21.9%
16.1%
4Q 2001
2002
2003
2004
YTD 2005
Total Revenues (000's)
$26,691
$134,503
$211,401
$235,031
$122,975
7/6/01 to 12/31/01
2002
2003
2004
YTD 2005
Shareholders' Equity (000's)
$251,998
$286,346
$345,046
$618,929
$649,267
2001
2002
2003
2004
June 30, 2005

Data as of 6/30/2005




HIGHLIGHTS:
Total portfolio at $24.7 billion
SCI owned portfolio at $6.1
billion as of 6/30/2005
Moody's SQ2 and SQ3 rating
(above average and average)
Standard and Poor's above
average rating
Fitch IBCA affirmed RPS2+
and RSS2- rating (above
average and average)

Data as of 6/30/2005



VOLUME & CHANNEL MIX

	2001	2002	2003	2004	2005
Volume ($B)	$2.33	$2.48	$2.84	$3.49	$1.59
Wholesale	41.4%	45.0%	41.0%	42.9%	45.2%
Retail	19.2%	28.0%	27.0%	27.6%	23.9%
Correspondent - Flow	15.2%	17.0%	25.0%	24.3%	26.5%
Correspondent - Bulk	24.2%	10.0%	7.0%	5.2%	4.5%
	100%	100%	100%	100%	100%

- 1998-2000: Saxon was more involved in the bulk market
- 2000-present: migration towards a balanced origination mix
- Wholesale: core production channel with a network of approved brokers
- Retail: nine branches
- Correspondent: emphasis on single loan flow business

Data as of 6/30/2005



UNDERWRITING

 LOCATIONS

❑Wholesale and Retail Underwriting

- Eastern Region Operations Center – Glen Allen, Virginia

- Central Region Operations Center – Fort Worth, Texas

- Western Region Operations Center – Foothill Ranch, California

❑Correspondent Underwriting

- Eastern Region Operations Center – Glen Allen, Virginia
  - Single loan "flow" underwriting
  - Mini-bulk underwriting
- On-site at seller
  - Larger bulk pools only
  - 100% re-underwritten to Saxon guidelines



PROGRAM PRODUCTION

	2001 Funded Amount	2002 Funded Amount	2003 Funded Amount	2004 Funded Amount	2005 Funded Amount
Traditional*	74.65%	53.98%	39.82%	30.26%	2.33%
Score Plus	20.79%	43.25%	54.72%	56.58%	87.66%
Manufactured Housing **	1.50%	1.05%	0.77%	0.04%	0.06%
Second Mortgage	1.29%	.74%	1.14%	0.42%	0.25%
Piggyback 2nd Mortgage	-	0.44%	3.16%	3.80%	3.05%
Score Direct	-	-	0.37%	8.60%	3.97%
Other Programs	1.77%	0.54%	0.02%	0.30%	2.69%

* Discontinued on November 15, 2004
** Discontinued on September 1, 2003 (except in Retention Unit)

Data as of 6/30/2005



QUALITY CONTROL



MANAGED AT THREE LEVELS

- Underwriting
  - Appintell on every file
  - Borrower and Co-borrower social security numbers
  - Employment company address and phone numbers
  - Address and ownership verification
  - Property acquisition dates and cost
  - OFAC screening
- Quality Control: Prefunding and Post Funding
  - Adversely select 12-18% of closed loans submitted for purchase based upon LTV ratio, seller, geographic location, product and collateral
  - Use a statistically based software, Cogent, which allows an adverse selection while maintaining a statistical sampling of the entire month's production.
  - Subjects audited files to re-verification of all major underwriting components such as income, employment, collateral value and cash to close.



MANAGED AT THREE LEVELS (continued)

- Investigation Unit
  - Performs pre-funding investigations of loans referred by underwriting
  - Performs 100-150 investigations a month on average
  - Reviews 100% of Early Payment Default loans (loans which are 60 days delinquent within the first 90 days) for material misrepresentation/fraud
  - Performs investigations on loans referred by the DRP Committee at SMSI and every first and second payment default



CREDIT & SERVICING
STATISTICS

QUARTERLY PRODUCTION STATS

Credit Score	Funded Volume (000's)	% of Total Funded Volume	WAC - Fixed	WAC - ARM	WA CREDIT SCORE	WA CLTV
> 650	$212,557	26.98%	7.68%	6.74%	688	82.42%
601-650	$271,565	34.47%	7.67%	6.88%	625	81.12%
551-600	$211,690	26.87%	7.58%	7.33%	576	77.55%
526-550	$53,415	6.78%	8.44%	7.98%	537	73.78%
< 525	$37,658	4.78%	9.32%	8.62%	512	71.39%
N/A**	$945	0.12%	-	8.80%	N/A	70.77%
Totals	**$787,831**	**100%**	**7.72%**	**7.15%**	**618**	**79.53%**

** These loans have unavailable credit scores

WA = Weighted Average


Stated Doc
23%
Limited Doc.
2%
Full Doc.
75%


Fixed
21%
3-5 year hybrid
6%
I/O ARMs
40%
2 year hybrid
33%

Data as of 6/30/2005

 STATE CONCENTRATION

Top 10 States by Funded Volume - YTD 2005		
State	Loan Amount - Original	Percent
CA	383,413,851	23.46%
MD	206,072,411	12.61%
FL	159,845,228	9.78%
VA	129,226,239	7.91%
NY	69,512,637	4.25%
GA	64,420,589	3.94%
AZ	51,454,902	3.15%
IL	43,610,670	2.67%
NV	42,339,960	2.59%
MI	35,808,710	2.19%

Data as of 6/30/2005

 CREDIT SCORE MIGRATION

Credit Score*	YTD 2005	2004	2003	2002	2001	2000	1999
> 650	27.32%	31.11%	44.32%	29.19%	17.94%	6.61%	5.51%
601-650	33.61%	30.94%	20.56%	24.56%	18.48%	11.19%	14.57%
551-600	26.50%	23.35%	23.22%	29.28%	35.65%	40.93%	44.47%
526-550	7.24%	7.84%	7.35%	11.08%	16.60%	23.06%	19.85%
< 525	5.17%	6.40%	4.16%	5.89%	11.33%	18.21%	15.58%
Other	0.12%	0.36%	0.39%	-	-	-	-

* Saxon began classifying its production by credit score beginning with quarter ended 6/30/2004.

Data as of 6/30/2005





LOSS SEVERITY

Divestiture from Dominion
Decline in Asset value= 1- Sales Price/UPB
Severity = Losses / UPB
Loss Severity
50.00%
40.00%
30.00%
20.00%
10.00%
0.00%
591
1163
503
636
1092
989
588
646
694
598
422
200
234
113
49
63
52
9
3
1
Loans in a Security
4,726 8,735 3,726 4,695 7,821 6,861 4,433 4,697 5,768 5,846 7,249 4,613 7,049 4,887 3,667 6,311 7,544 7,623 5,490 4,369
1999-02 1999-03 1999-05 2000-01 2000-02 2000-03 2000-04 2001-01 2001-02 2001-03 2002-01 2002-02 2002-03 2003-01 2003-02 2003-03 2004-01 2004-02 2004-03 2005-02 Total
Decline In Asset Value
Liquidation Expenses
Interest Advances

Data as of 6/30/2005



 STATIC POOL DELIINQUENCY

Data as of 6/30/2005





STATIC POOL LOSSES BY FUNDED YEAR

5.0%
4.5%
4.0%
3.5%
3.0%
2.5%
2.0%
1.5%
1.0%
0.5%
0.0%
% of Original Balance
1 4 7 10 13 16 19 22 25 28 31 34 37 40 43 46 49 52 55 58 61 64 67 70
Time
SAXN 2001
SAXN 2002
SAXN 2003
SAXN 2004
2001 Proj
2002 Proj
2003 Proj
2004 Proj

Data as of 6/30/2005



SERVICING

 **WHO ARE WE?**

❑ Saxon Mortgage Services, Inc. (SMSI) is a wholly owned subsidiary of Saxon Capital, Inc. (SCI). According to *Inside B&C Lending* (December 2004) SMSI is the 16th largest subprime servicer. Saxon has been serving the needs of homeowners for over forty years.

❑ Founded August 12, 1960 as Cram Mortgage Services, Inc.

❑ Approvals and ratings:

  ▪ Approved FNMA Seller Servicer

  ▪ Approved and in good standing with the department of Housing and Urban Development

  ▪ Rated IBCA – RSP2+ (above average) and RSS2 (average) by Fitch

  ▪ Rated above average Subprime Servicer by Standard & Poor's

  ▪ Rated Primary Subprime Servicer with a SQ2 (above average) and Special Servicer rating as SQ3 (average) by Moody's



Data as of 6/30/2005





PORTFOLIO DISTRIBUTION

Portfolio Distribution
As of June 2005
YTD 2005
FY 2004
FY 2003
FY 2002
FY 2001
0
5,000,000
10,000,000
15,000,000
20,000,000
25,000,000
UPB (000's)
Saxon Capital
Dominion Capital
Other

Data as of 6/30/2005



SAXON

VIRGINIA SERVICING SITE

- Opened July 2005
- Initial staffing for Call Center and Loss Mitigation
- Q3 Loan Support, Acquisitions
- Q4 Default Management
- 2006 full redundancy to Fort Worth
- Servicing capacity up to $20 billion
- Total seating 222
- FiServ conversion to Enterprise Reporting



CALL CENTER STRUCTURE

Team environment

- Universal agent
- Teams of 8-10 representatives
- Call Center Rep (CCR) skill sets
  - CCRI
  - CCRII
  - CCRIII
- Individual and team performance tracking
  - Monthly incentive breakdown:
    - 30% 30 day roll (team)
    - 30% 60 day roll (team)
    - 20% answer rate (team)
    - 20% quality control average (individual)
- Monthly call quality reviews
- New hire – 130 hours of training

- Hours of operation:
  - Monday thru Friday 7 am to 10 pm
  - Saturday 8 am to 2 pm
- Early mitigation/repayment plans
  - Short term plans, 3 months or less
  - No more than two plans in a twelve month period
- Total FTE: 148 (June 2005)
- Total loans per FTE: 1128 (June 2005)
- Target loans per FTE: 1100

Management levels

- Emphasis on building middle management
- Succession planning
- Average over 10 years of industry experience in the Call Center management team

Data as of 6/30/2005

 **LOSS MITIGATION**

Structure and Philosophy

❑ Teams

- 60-89 days   13 FTE, average 139 loans to FTE
- 90-119 days   7 FTE, average 148 loans to FTE
- 120+ days   11 FTE, average 281 loans to FTE
- Workout team 7 FTE, average 18 loans to FTE

❑ Foreclosure alternatives

- Forbearance/repayment plans
- Modification
- Short sale/assumption/note sale
- No deferrals or extensions

❑ Implementation of Early Indicator Score (EIS)

❑ Concentration of efforts on borrowers with the ability to pay

- Delayed F/C referral
  - High risk loans delayed 15 days
  - Low risk loans delayed 30 days
- Improves probability of cure by delaying advances

❑ Loan Review Department: BPO's, Code Compliance, 2nd Lien Monitoring

❑ Management experience

- Average over 17 years of industry experience in the management team

Data as of 6/30/2005



❑ Titanium solutions/default mitigation management

- 3rd party contact initiative
- Face-to-face borrower contact

❑ Saxononline.com

- Online financial package submittal

❑ Incentive structure

- Monthly incentive breakdown:
  - 30% delinquency
  - 25% cure rate
  - 30% quality control
  - 15% abandon ratio

❑ Venture mailing

- Send brochure with financial package on loans that roll 90 days delinquent on first day of month

Results: Cure rates at year end (based on $UPB)



	2004	2003	2002	2001	2000
60 to 89 days	58.39%	57.62%	54.78%	54.01%	46.25%
90 to 119 days	44.04%	35.00%	34.80%	30.54%	23.76%
120 to 149 days	26.44%	23.87%	25.23%	20.83%	16.35%
150 days or more	12.14%	10.08%	11.82%	8.29%	9.55%

Data as of 6/30/2005





PERFORMING ASSET MANAGEMENT TIMELINE

0-59

Default Group Repayment Plans
0 DPD
2 DPD
17 DPD
30 DPD
33 DPD
40 DPD
45 DPD
59 DPD
All Past Dues
Default Group
Breach
Property Inspection
Manual Queue Calls
7 DPD Letter
20 DPD Letter
40 DPD Letter
DPD = Days Past Due





NON PERFORMING ASSET MANAGEMENT TIMELINE

60-FC

Work on Collecting Concurrent with the Foreclosure Process
0 DPD
40 DPD
60 DPD
75 DPD
76 DPD
90 DPD
Property Inspection with Photos
AVM/BPO/CBR Ordered
DRP Meeting
EIS Below 200 Refer for F/C Elec.
EIS Above 200 Refer for F/C Elec.
F/C Sale Date

F/C Elec. = Electronic Forclosure Referral
BPO = Broker's Price Opinion
CBR = Credit Bureau Report
EIS = Early Indicator Score





FORECLOSURE AND REO TIMELINE

Foreclosure Timeline
Work on Foreclosure Process Concurrent with Collections
33 DPD
76 DPD
90 DPD
Approx. 270 DPD
Default
Breach
EIS Below 200 Refer for F/C Elec.
EIS Above 200 Refer for F/C Elec.
Delay for Bankruptcy Filing Equal to approximately 100 Days
F/C Sale Date
REO Timeline
63 Days After FC
80 Days After FC
181 Days After FC
205 Days After FC
F/C Sale Date
Receive Marketable Title
List the Property
Contract to Sell Property
Close on Sale
FC = Foreclosure

 SUMMARY

❑ Seasoned executive management team averaging over 23 years of experience and 8 years of sub-prime credit risk management with Saxon

❑ Diversified loan sourcing through three origination channels – wholesale, retail and correspondent (flow & bulk)

❑ Highly rated servicer

❑ Leveraging over nine years of sub-prime performance data into our pricing and underwriting policy

❑ Strong emphasis on quality control:

- Pre and post-funding reviews, DRIP Committee, targeted IQC (Intense Quality Control), investigations

❑ Portfolio lender – owner and manager of sub-prime credit risk since 1996